EXHIBIT 99.1 Notice to ASX/LSE

Joc O’Rourke joins Rio Tinto Board
25 October 2023

Rio Tinto has appointed James “Joc” O’Rourke as a non-executive director with effect from 25 October 2023. Mr O’Rourke, a dual Canadian / Australian national, will therefore stand for election at the annual general meetings of the Company in 2024.
Mr O’Rourke has more than 25 years’ experience across the mining and minerals industry. He has been the chief executive officer of The Mosaic Company, the world’s leading integrated producer and marketer of concentrated phosphate and potash, since 2015. He also served as President of Mosaic until recently and previously held roles including Executive Vice President of Operations and Chief Operating Officer.
Before joining Mosaic, Mr O'Rourke was President of Australia Pacific for Barrick Gold Corporation, where he led ten gold and copper mines in Australia and Papua New Guinea. He currently serves as an Independent Non-Executive Director of The Toro Company (NYSE) and the Weyerhauser Company (NYSE).
Rio Tinto Chairman Dominic Barton said “It is my pleasure to welcome Joc to the Rio Tinto Board. He is widely respected for his deep knowledge of the mining industry and passion for improving safety and operational performance. I look forward to the valuable contribution Joc will make as we shape an even stronger Rio Tinto for the future.”
Mr O’Rourke said “I am pleased to be joining Rio Tinto and excited about the long-term strategy it is pursuing to help enable the energy transition and to thrive in a decarbonising world. I will be working closely with my fellow Board members to support this and to help realise the significant opportunities that lie in front of the company.”
Rio Tinto confirms that there are no further matters to be disclosed pursuant to Rule 9.6.13(1) - (6) of the Listing Rules of the UK Listing Authority.
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

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